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                                 July 12, 2021

       Atara Dzikowski
       Chief Executive Officer
       Samsara Luggage, Inc.
       One University Plaza
       Suite 505
       Hackensack, NJ 07601

                                                        Re: Samsara Luggage,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 2, 2021
                                                            File No. 333-257632

       Dear Ms. Dzikowski:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. We note that your common stock is currently quoted on the OTC Pink marketplace.
                                                        Please revise to
clarify that the selling stockholders will sell at a fixed price until your shares are listed or
quoted on an existing public trading market, such as the OTCQB,
                                                        OTCQX or OTCBB, and
thereafter at prevailing market prices or privately negotiated prices. Please also
disclose the fixed price.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Atara Dzikowski
Samsara Luggage, Inc.
July 12, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Donald Field at 202-551-3680 or Jacqueline Kaufman at 202-551-3797
with any questions.



FirstName LastNameAtara Dzikowski                          Sincerely,
Comapany NameSamsara Luggage, Inc.
                                                           Division of
Corporation Finance
July 12, 2021 Page 2                                       Office of Trade &
Services
FirstName LastName